FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934



For the month of June, 1998



                      SPARKLING SPRING WATER GROUP LIMITED

                   ONE LANDMARK SQUARE, STAMFORD CT, USA 06901
                    (Address of principal executive offices)



[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]



                 Form 20-F      X           Form 40-F
                            ---------                  ---------


[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.]



                       Yes                         No      X
                            ---------                  ---------

On July 6, 1998 Sparkling Spring Water Group Limited issued a press release announcing its 1st Quarter 1998 Financial Results.



Exhibit I Press release dated July 6, 1998 announcing 1st Quarter 1998 Financial Results.


                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    SPARKLING SPRING WATER GROUP LIMITED




                                       By: /s/ David M. Arnold
                                           ------------------------------
                                       Name:   David M. Arnold
                                       Title:  Vice President Finance, Treasurer



Date: July 13, 1998

                             SPARKLING SPRING WATER
                               -- GROUP LIMITED --


PRESS RELEASE (For Immediate Release)                               July 6, 1998


                 SPARKLING SPRING WATER GROUP LIMITED ANNOUNCES
                          1ST QUARTER FINANCIAL RESULTS
                          (ALL CURRENCY AMOUNTS IN $US)


VANCOUVER, B.C. - Sparkling Spring Water Group Limited released financial results for the first quarter ended March 31, 1998. Revenues increased by 57.6% to $11.9 million, operating income increased by 30.7% to $1.0 million and earnings before interest, taxes, depreciation and amortization ("EBITDA") increased by $ 863,000 or 45.1% over the twelve weeks ended March 21, 1997. In the first quarter of 1998 the Company recorded a net loss of $1.2 million after interest expense and estimated income tax recoveries. (See accompanying financial table.)

The first quarter 1998 is not necessarily comparable to the 1997 period. In 1998, the Company changed its internal reporting timeframe from the thirteen four-week periods used in 1997 to twelve monthly periods. As a result, the 1998 first quarter reporting period includes 63 working days versus 57 working days in the 1997 twelve-week reporting period, a difference of 10.5%. In addition, the Company acquired several additional operations since the 1997 reporting period.

On a pro-forma basis (assuming all operations owned during the first quarter 1998 were owned for the same period last year) the Company achieved revenue growth of approximately 16%, 5-gallon unit sales growth of approximately 17% and a customer base increase of approximately 14% on a year over year basis. In addition, during the 1998 first quarter, the Company added approximately 2,400 net new customer locations (exclusive of the Coastal Mountain acquisition announced in February) and ended the quarter with over 124,000 customer locations of which approximately 80% were rental locations. This was a total increase (including Coastal) of approximately 7.9% from the home and office customer locations at year-end.

The Company's gross profit margin declined in the first quarter of 1998 to 80.3% from 82.3% in the prior period due to a higher percentage mix of lower margin small pack sales (1 gallon and 2.5 gallon) acquired with the Seattle and Portland businesses that were not owned in the year ago period. In addition, the Company incurred approximately $70,000 of non-recurring production expenses related to a well closure in Atlantic Canada that was replaced by quarter end.


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                                      2/4


The net loss of $1.2 million for the quarter was the result of interest expense on significantly higher debt levels incurred to finance acquisitions and complete the reorganization implemented last November. The Company also had a higher average interest rate on its debt due to the issuance of its 11.5% Senior Subordinated Notes last November. The reported interest expense for the first quarter 1998 was also negatively impacted by over $0.6 million of interest accrued in relation to its cross currency debt swaps. This negative impact is expected to reverse in the second quarter of 1998.

The Company had $21.7 million in cash and cash equivalents at the end of the first quarter. It is anticipated that this cash will be used primarily for acquisitions and capital investment in the Company's existing operations. As previously announced in May, a portion of this cash was used to acquire Krystal Fountain Water Co. Limited, which operates a home and office water cooler business in the M25 area of London.

According to Stewart Allen, Sparkling Spring's President, "We are pleased with our performance in the first quarter in that despite below plan performances in England, Oregon and Atlantic Canada, above plan performances in Scotland, British Columbia and the state of Washington allowed the Company to achieve its overall operating plan."

Sparkling Spring is a leading producer and distributor of bottled water to the home and office segment now serving over 130,000 customer locations. The Company does business as "Nature Springs" in the United Kingdom, "Water at Work" in Scotland, "Sparkling Springs" in the Atlantic Provinces of Canada, "Canadian Springs" in British Columbia Canada, "Cullyspring" in Washington State and "Crystal Springs" in Oregon State.

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements as defined by the Private Securities Reform Act of 1995, which are inherently subject to various risks and uncertainties. These include, without limitation, the following: (i) the Company's plans, strategies, objectives, expectations and intentions are subject to change at any time at the discretion of the Company, (ii) the Company's ability to expand by acquisitions is dependent upon, and may be limited by, the availability of suitable acquisition candidates and the availability of financing therefor on suitable terms; (iii) the Company's ability to obtain financing will be affected by restrictions contained in the Indenture and the Company's other existing and future financing arrangements; (iv) the Company's proposed expansion strategy will be substantially dependent upon the Company's ability to hire and retain skilled management, financial, marketing and other personnel; (v) the Company's plans and results of operations will be affected by the Company's ability to successfully manage growth (including monitoring operations, controlling costs and maintaining effective quality and inventory controls; (vi) the market for attractive acquisitions in the bottle water industry is becoming increasingly competitive, which could make the Company's acquisition strategy more difficult to achieve; (vii) the Company's operations are subject to the jurisdiction of various governmental and regulatory agencies which regulate the quality of drinking water and other products and any failure by the Company to comply with existing and future laws and regulations could subject the Company to significant penalties or impose additional costs on the

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                                      3/4


Company or otherwise have a material adverse affect on its financial position or results of operations; (viii) any interruption in the availability of water to the Company from municipal sources and local natural springs could have a material adverse affect on the Company's operations until suitable replacement sources are located; and (ix) other risks and uncertainties indicated from time to time in the Company's filings with the SEC.


CONTACT:

K. DILLON SCHICKLI

Sparkling Spring Water Group Limited
c/o C.F. Capital Corporation
200 Sea Pines Rd
Bellingham, WA 98226
360-671-2602
Fax:  360-671-2604

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
                                          SPARKLING SPRING WATER GROUP LIMITED

                                          CONSOLIDATED STATEMENT OF OPERATIONS

                                                   (US $ in Thousands)


                                          THREE MONTHS          % OF        TWELVE WEEKS         % OF          % CHANGE
                                         ENDING 3/31/98       REVENUES     ENDING 3/21/97      REVENUES        98 VS 97
                                         --------------       --------     --------------      --------        --------

Revenue
    Water                                   $  7,342            61.9%         $  4,508            59.9%          62.9%
    Rental                                     2,872            24.2%            1,922            25.5%          49.4%
    Other                                      1,648            13.9%            1,097            14.6%          50.2%
                                            --------          -------         --------          -------         ------
Total Revenue                               $ 11,862           100.0%         $  7,527           100.0%          57.6%

Cost of Sales
    Water                                   $  1,660            14.0%         $    862            11.5%          92.6%
    Other                                        679             5.7%              467             6.2%          45.4%
                                            --------          -------         --------          -------         ------
Total Cost of Sales                         $  2,339            19.7%         $  1,329            17.7%          76.0%

Gross Profit                                $  9,523            80.3%         $  6,198            82.3%          53.6%

Selling, Delivery and Administration        $  6,748            56.9%         $  4,286            56.9%          57.4%
Depreciation and Amortization                  1,778            15.0%            1,149            15.3%          54.7%
                                            --------          -------         --------          -------         ------

Operating Income                            $    997             8.4%         $    763            10.1%          30.7%

Interest Expense                               3,374            28.4%              676             9.0%         399.1%
                                            --------          -------         --------          -------         ------

Income/(Loss) before Income Taxes           $ (2,377)          -20.0%         $     87             1.1%

Provision for Income Taxes                    (1,132)           -9.5%               95             1.2%
                                            --------          -------         --------          -------         ------

Net Income/(Loss)                           $ (1,245)          -10.5%         $     (8)           -0.1%
                                            --------          -------         --------          -------         ------

Average Exchange Rates
English Pound                                  1.6461                            1.6311                          0.92%
Canadian Dollar                                0.6991                            0.7361                         -5.03%
